Exhibit 99.6

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Indonesia: Total acquires interests
in three deep-offshore exploration blocks

Paris, September 15, 2011 - Total announces that it has signed agreements with Talisman Energy (“Talisman”) to farm-in into three deep-offshore exploration blocks in the Makassar Strait in Indonesia. Total has acquired from Talisman:

- a 50% interest in the Sageri Production Sharing Contract (PSC), Talisman now holding the remaining 50% interest,

- a 35% interest in the South Sageri PSC, alongside Talisman (35%) and PTTEP (30%),

- a 20% interest in the Sadang PSC, alongside Talisman (40%) and PTTEP (40%).

The three blocks operated by Talisman are located in the offshore South Makassar Basin, in water depths ranging from 400 to 2,000 metres. They cover a total area of 10,693 square kilometres. The work commitments during the exploration period include acquiring 2D and 3D seismic as well as drilling two exploration wells. The first exploration well is planned to be spudded in the Sageri block by the end of 2011.

“With these acquisitions, Total pursues its strategy to further expand its acreage in new exploration areas, namely in deep offshore, and to continue investing in Indonesia in line with the Government of Indonesia’s efforts to tap potential hydrocarbon reserves of the country,” said Jean-Marie Guillermou, Senior Vice-President Asia Pacific, Exploration and Production. “In the Makassar Strait, we will contribute with our deep-offshore experience and, if a discovery is made, benefit from potential synergy with our existing operations in the area.”

Total in Indonesia

Total is present in Indonesia through its affiliates, Total E&P Indonésie (upstream) and PT Total Oil Indonesia (downstream), Total has been present in the country since 1968, with operations concentrated in the Offshore Mahakam block in East Kalimantan. Total is the largest gas producing operator in Indonesia and currently contributes to around 80% of the Bontang LNG plant supply. Indonesia represented 7.5% of Total’s production in 2010, amounting approximately to 180,000 barrels of oil equivalent per day.

As part of its corporate social responsibility in Indonesia, Total is also intensely involved in community empowerment and capacity building actions in the areas of education and research, health and nutrition, local economic empowerment, environment and alternative energies. These endeavors are consistent with Total’s commitment to answer the challenges of sustainable development.

Total’s commitment in the country is further exemplified through its manpower program, with an extensive program to develop national manpower and high level national managers through training and international assignments, as well as career developments for new recruits. Total also continues to enlarge partnerships with national businesses and significantly enhance employment, which is currently estimated at 20,000 full time jobs on its industrial sites.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com